Kingdom Koncrete, Inc.

4232 East Interstate 30

Rockwall,  Texas 75087

(972) 771-4205

February 14, 2007

Mr. Edward M. Kelly

Ms. Jennifer R. Hardy

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Kingdom Koncrete, Inc.

Form SB-1

File No. 333-138194

Dear Mr. Kelly and Ms. Hardy:

Following are responses to your comment letter dated December 29, 2006.

Prospectus’ Outside Front Cover Page

1.

          We have changed all dates referencing the close of the offering to August 10, 2007. In addition, we have deleted the language “after the offering is complete which we expect will be before …” on the Prospectus’ Outside Front Cover page.

The Offering

2.

           We have clarified – and made consistent with Page 8 – the disclosure that officer, directors and affiliates will be able to purchase a maximum of 5,000 shares each or a cumulative total of 10% of the aggregate offering (page 2)

Industry Overview

3.

          We have added disclosure as to the source of the total volume percentages (page 11)

Customers

4.

          We have clarified that we do not rely heavily on any one customer, or repeat customers, for a significant amount of our revenue (page 14)

Undertakings

5.

          We have removed all reference to Rule 430B and the related undertaking.

Unregistered Securities Issued or Sold Within One Year

6.

We have added a risk factor regarding the transfer of some of the shares originally issued to Ascot Investors, LLC

Notes to the Consolidated Financial Statements

7.

We have added the BankOne SBA loan agreement as an Exhibit

Exhibits

8.

The opinion has been revised to opine that the shares are duly and legally authorized.

Exhibit 11.1

9.

The opinion has been revised to specify the file number of the registration statement in the RE section and to opine that the shares are duly and legally authorized.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Edward Stevens

Edward Stevens

President